Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$
Available earnings:
Earnings before income taxes	37	53	82	107
Add fixed charges:
Interest expense incurred	24	25	49	49
Amortization of debt expense and discount	1	1	2	2
Interest portion of rental expense (1)	2	3	4	5
Total earnings as defined	64	82	137	163
Fixed charges:
Interest expense incurred	24	25	49	49
Amortization of debt expense and discount	1	1	2	2
Interest portion of rental expense (1)	2	3	4	5
Total fixed charges	27	29	55	56
Ratio of earnings to fixed charges	2.4	2.8	2.5	2.9

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).